

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Via U.S. Mail

Marc A. Strassler, Esq.
General Counsel
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

> **Re: Rite Aid Corporation**
> **Schedule TO-I**
> **Filed on March 21, 2011**
> **File No. 005-32247**

Dear Mr. Strassler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that the only means for security holders to tender and withdraw securities are by making an online election or calling a hotline. Please provide your analysis as to how this restriction is appropriate, taking into account the characteristics of the security holders and any other factors you believe are relevant. Alternatively, please revise your disclosure to state that tenders and withdrawals may also be effected via the submission of paper documents and, if so, the proper method of submission (e.g., hand delivery, interoffice mail, U.S. mail, overnight delivery service, facsimile, etc.).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (917) 777-2050
Nancy A. Lieberman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP